Exhibit (a)(iv)

Website Login Page

The stock option election and modeling tool

will be available from April 29 to June 3, 2003.

This tool will be deactivated on June 3,

2003 11:59 PM PST.

This took is best viewed in IE 5 and above.

Please log in

Please use your LDAP user id and password

User id

LDAP Password